MATERIAL CHANGE REPORT

FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE *BRITISH COLUMBIA SECURITIES ACT*
FORM 27 UNDER SECTION 118(1) OF THE *ALBERTA SECURITIES ACT*
FORM 27 UNDER SECTION 75(2) OF THE *ONTARIO SECURITIES ACT*
FORM 27 UNDER SECTION 73 OF THE *QUEBEC SECURITIES ACT*
FORM 27 UNDER SECTION 81(2) OF THE *NOVA SCOTIA SECURITIES ACT*
FORM 26 UNDER SECTION 76(2) OF THE *NEWFOUNDLAND SECURITIES ACT*
FORM 25 UNDER SECTION 84(1)(B) OF THE *SASKATCHEWAN SECURITIES ACT*
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK/PRINCE EDWARD ISLAND/YUKON
(INDIVIDUALLY, THE "ACT" AND COLLECTIVELY, THE "SECURITIES ACTS")

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

>   Queenstake Resources Ltd.
>   712C – 12th Street
>   New Westminster, B.C. V3M 4J6

Item 2: Date of Material Change

>   May 30, 2003

Item 3: Press Release

>   The Press Release was disseminated on June 2, 2003, to the Toronto Stock Exchange being the only exchange upon which the shares of the Company are listed and through various other approved public media and was SEDAR filed with the provincial securities commissions.

Item 4: Summary of Material Change(s)

>   Queenstake Resources Ltd. (TSX:QRL) signed a definitive asset purchase and sale agreement with subsidiaries of AngloGold Limited and Meridian Gold, Inc. as scheduled on May 30, 2003 to acquire their respective 70% and 30% interests in the Jerritt Canyon mine. Terms were unchanged from the May 20, 2003 letter of intent announced on News Release NR03-09.

Item 5: Full Description of Material Change

>   The Issuer signed a definitive asset purchase and sale agreement with subsidiaries of AngloGold Limited and Meridian Gold, Inc. as scheduled on May 30, 2003 to acquire their respective 70% and 30% interests in the Jerritt Canyon mine. Terms were unchanged from the May 20, 2003 letter of intent announced on News Release NR03-09.

>   The acquisition remains subject to regulatory approval, and Queenstake shareholder approval to be sought on June 16, 2003 at an adjourned and reconvened annual and special meeting. As previously announced Queenstake intends to finance the acquisition by the issue of US$20 to $25 million of secured, senior debt financing with a two-year term and by a US$15 to $20 million brokered equity financing.

>   Due diligence is underway by both the broker and lending institutions.

Item 6: Reliance on Section 85(2) of the *Securities Act* (British Columbia), or
Reliance on Section 118(2) of the *Securities Act* (Alberta), or
Reliance on Section 84(2) of the *Securities Act*, 1988 (Saskatchewan), or

**Reliance on Section 75(3) of the *Securities Act* (Ontario), or
Reliance on Section 81(3) of the *Securities* Act (Nova Scotia), or
Reliance on National Policy No. 40 (Manitoba), or
Reliance on Section 74 of the *Securities Act* (Quebec), or
Reliance on Section 5 of the Regulation to the *Securities Act* (Newfoundland), or
Reliance on National Policy No. 40 (New Brunswick), or
Reliance on National Policy No. 40 (Prince Edward Island), or
Reliance on National Policy No. 40 (Yukon).**

Not applicable.

Item 7: Omitted Information

Not applicable

Item 8: Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Chief Financial Officer, Vice President Finance and Corporate Secretary (604) 516-0566

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at the City of New Westminster, in the Province of British Columbia, this 6th day of June, 2003.

"Doris Meyer"

Doris Meyer, Vice-President, Finance and
Corporate Secretary